ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED                                                                                                                                                                                                      BOND NUMBER

Henderson Global Funds                                                                                                                                                                           01585110B

EFFECTIVE DATE                                                                              BOND PERIOD                                           AUTHORIZED REPRESENTATIVE

December 31, 2010                                                       October 31, 2010 to October 31, 2011                                                       /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Henderson Emerging Markets Opportunities Fund, a series of:
Henderson Global Funds

RN1.0-00 (1/02)
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

SECRETARY’S CERTIFICATE

I, Christopher K. Yarbrough, Secretary of Henderson Global Funds (the “Trust”), hereby certify that the “non-interested” Trustees and the entire Board of Trustees of the Trust approved the resolutions set forth below at a meeting of the Board of Trustees of the Trust duly called and held on December 10, 2010, at which a quorum was present and acting throughout:

RESOLVED, the Board authorizes the officers of the Trust to take any and all action necessary to add the Henderson Emerging Markets Opportunities Fund under the Trust’s current fidelity bond for the same coverage amount and premium previously approved by the Board.

IN WITNESS WHEREOF, I have hereunto set my hand this 31st day of January 2011.

/s/ Christopher K. Yarbrough
Christopher K. Yarbrough
Secretary